Exhibit 99.2

INTRODUCTION

The Toronto-Dominion Bank (the Bank) produces quarterly and annual reports, which are submitted to the Securities and Exchange Commission (SEC) under Form 6-K and Form 40-F, respectively, and which are incorporated by reference into registration statements of the Bank relating to offerings of securities. These reports are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). SEC regulations require certain additional disclosure to be included in such registration statements reconciling financial information in the reports from Canadian GAAP to generally accepted accounting principles in the U.S. (U.S. GAAP). This additional disclosure is contained within this document for the six months ended April 30, 2008 and should be read in conjunction with the Bank’s Reports to Shareholders for the quarters ended April 30, 2008 and January 31, 2008 and 2007 Annual Report on Form 40-F.

ADDITIONAL NOTE TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED APRIL 30, 2008 (UNAUDITED)

RECONCILIATION OF CANADIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accounting principles followed by the Bank, including the accounting requirements of the Superintendent of Financial Institutions Canada, conform with Canadian GAAP. Significant differences between Canadian GAAP and U.S. GAAP are described in the Bank’s 2007 Annual Report on Form 40F filed with the SEC. This additional note updates that disclosure for the six months ended April 30, 2008. The impact of the GAAP differences for the six months ended April 30, 2008 are detailed below.

Net Income
	For the six months ended
	April 30	April 30
(millions of Canadian dollars)	2008 [1]	2007 [1]
Net income based on Canadian GAAP	$1,822	$1,800
Employee future benefits	(3)	-
Available-for-sale securities	(3)	10
Derivative instruments and hedging activities	712	(81)
Trading securities	-	77
Fair value option loans	11	6
Trading liabilities	20	(6)
Liabilities and equity	47	62
Amortization of intangible assets	-	(30)
Other income	(24)	13
Other expenses	(30)	-
Income taxes and net change in income taxes due to the above items	(222)	(17)
Non-controlling interests	(34)	(15)
Net income based on U.S. GAAP	2,296	1,819
Less: Preferred dividends	36	30
Net income applicable to common shares based on U.S. GAAP	$2,260	$1,789
Average number of common shares outstanding (millions)
Basic - U.S. GAAP/Canadian GAAP	732.9	718.7
Diluted - U.S. GAAP/Canadian GAAP	739.0	725.4
Basic earnings per share - U.S. GAAP	$3.08	$2.49
- Canadian GAAP	2.46	2.49
Diluted earnings per share - U.S. GAAP	3.06	$2.46
- Canadian GAAP	2.44	2.46

1 For the six months ended April 30, 2008, the effect of U.S. GAAP adjustments to the Canadian GAAP Consolidated Statement of Income is as follows: $102 million decrease to net interest income (2007 - $157 million increase), $866 million increase to other income  (2007 - $110 million decrease),  and $290 million increase to non-interest expenses (2007 - $28 million increase).

Interim Consolidated Statement of Comprehensive Income
(millions of Canadian dollars)	For the six months ended
		April 30 2008		April 30 2007
	Canadian GAAP	Adjustments	U.S. GAAP	U.S. GAAP
Net income	$1,822	$474	$2,296	$1,819
Other comprehensive income (loss), net of income taxes
Unrealized gains and (losses) on available-for-sale securities, net of hedging activities[1]	272	15	287	157
Reclassification to earnings in respect of available-for-sale securities [2]	(41)	-	(41)	(55)
Unrealized foreign currency translation gains and (losses) on investments in subsidiaries, net of hedging activities [3,7]	239	(19)	220	420
Gains and (losses) on derivative instruments designated as cash flow hedges [4]	643	(534)	109	(117)
Reclassification to earnings of gains and losses on cash flow hedges [5]	(37)	-	(37)	7
Pension liability adjustment [6]	-	(150)	(150)	-
Other comprehensive income	1,076	(688)	388	412
Comprehensive income	$2,898	$(214)	$2,684	$2,231

1 Net of income taxes of $120 million  (2007 - $66 million).
2 Net of income taxes of $16 million (2007 - $20 million).
3 Net of income taxes (benefit) of $(295) million (2007 - $52 million).
4 Net of income taxes (benefit) of $37 million (2007 - ($71) million).
5 Net of income taxes (benefit) of $16 million (2007 - ($4) million).
6 Net of income taxes (benefit) of ($71) million.
7 Includes $(671)million (2007 - $112 million) of after-tax gains (losses)  arising from hedges of the Bank’s investment in foreign operations.

Condensed Interim Consolidated Balance Sheet			As at			As at
(millions of Canadian dollars)			April 30 2008			Oct. 31 2007
	Canadian GAAP	Adjust- ments	U.S. GAAP	Canadian GAAP	Adjust- ments	U.S. GAAP
Assets
Cash resources and other	$18,119	$-	$18,119	$16,536	$-	$16,536
Securities
Trading	83,084	2,043	85,127	77,637	2,012	79,649
Designated as trading under the fair value option	2,043	(2,043)	-	2,012	(2,012)	-
Available-for-sale	53,929	7,232	61,161	35,650	7,681	43,331
Held-to-maturity	8,781	(8,781)	-	7,737	(7,737)	-
	147,837	(1,549)	146,288	123,036	(56)	122,980
Securities purchased under reverse repurchase agreements	33,067	-	33,067	27,648	-	27,648
Loans
Residential mortgages	67,137	(87)	67,050	58,485	12	58,497
Consumer installment and other personal	75,114	25	75,139	67,532	-	67,532
Credit card	6,166	-	6,166	5,700	-	5,700
Business and government	60,661	907	61,568	44,258	1,239	45,497
Business and government designated as trading under the fair value option	718	(718)	-	1,235	(1,235)	-
	209,796	127	209,923	177,210	16	177,226
Allowance for credit losses	(1,369)	(197)	(1,566)	(1,295)	-	(1,295)
Loans (net)	208,427	(70)	208,357	175,915	16	175,931
Investment in TD Ameritrade	4,829	-	4,829	4,515	-	4,515
Trading derivatives	37,602	-	37,602	36,052	-	36,052
Goodwill	14,213	(83)	14,130	7,918	(159)	7,759
Other intangibles	3,773	-	3,773	2,104	-	2,104
Other assets	35,754	9,180	44,934	28,400	6,677	35,077
Total assets	$503,621	$7,478	$511,099	$422,124	$6,478	$428,602
Liabilities
Deposits	$349,523	$(36)	$349,487	$276,393	$(10)	$276,383
Trading derivatives	37,730	-	37,730	39,028	-	39,028
Other liabilities	71,345	8,194	79,539	73,877	6,948	80,825
Subordinated notes and debentures	12,466	-	12,466	9,449	-	9,449
Liabilities for preferred shares and Capital Trust Securities	1,428	(1,428)	-	1,449	(1,449)	-
Total liabilities	472,492	6,730	479,222	400,196	5,489	405,685
Non-controlling interests	534	900	1,434	524	900	1,424
Shareholders’ equity
Preferred shares	1,125	528	1,653	425	549	974
Common shares	12,818	39	12,857	6,577	39	6,616
Contributed surplus	383	-	383	119	-	119
Retained earnings	16,864	223	17,087	15,954	(245)	15,709
Accumulated other comprehensive income
Unrealized gains and (losses) on available-for-sale securities, net of hedging activities	624	(49)	575	393	(64)	329
Unrealized foreign currency translation gains and (losses) on investments in subsidiaries, net of hedging activities	(1834)	(19)	(1,853)	(2,073)	-	(2,073)
Gains and (losses) on derivative instruments designated as cash flow hedges	615	(455)	160	9	79	88
Pension liability adjustment	-	(419)	(419)	-	-	-
Impact of adoption of FASB Statement 158	-	-	-	-	(269)	(269)
Total accumulated other comprehensive income	(595)	(942)	(1,537)	(1,671)	(254)	(1,925)
Total shareholders’ equity	30,595	(152)	30,443	21,404	89	21,493
Total liabilities and shareholders’ equity	$503,621	$7,478	$511,099	$422,124	$6,478	$428,602

ACQUISITIONS AND DISPOSITIONS
Commerce Bancorp, Inc.
The foreign currency exposure related to the acquisition of Commerce Bancorp, Inc. (Commerce) was hedged using derivatives and designated as an accounting hedge under Canadian GAAP. This exposure was not eligible for hedge accounting under U.S. GAAP. Under Canadian GAAP, the changes in the fair value of the derivatives designated in the hedging relationships are recorded in goodwill on completion of the business acquisition. For U.S. GAAP, the change in the fair value of these derivatives is recognized in the Consolidated Statement of Income. As a result, $107 million after tax was recognized in U.S. GAAP income for the six months ended April 30, 2008 with the offset recognized in goodwill. Canadian GAAP and U.S. GAAP require loans acquired in a business combination to be recorded at  fair value. However, U.S. GAAP requires these loans to be recorded gross of general allowances. The loans acquired on the acquisition of Commerce have been recorded gross of the general allowance for U.S. GAAP.

Changes in significant accounting policies affecting Canadian and U.S. GAAP differences

Accounting for Uncertain Tax Positions

Effective November 1, 2007, the Bank adopted, for U.S. GAAP purposes, FASB Interpretation – 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN-48). FIN-48 clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN-48 also provides guidance on measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves. For Canadian GAAP purposes, a single best estimate is used for measurement of uncertain tax positions.

The adoption of FIN-48 was accounted for retroactively without restatement and resulted in an $11 million increase to opening retained earnings with the offset recognized as a decrease to tax liabilities.

The amount of total unrecognized tax benefits as of November 1, 2007 was $680 million. The total accrual of additional unrecognized benefits subsequent to November 1, 2007 was $123 million. The entire amount of unrecognized tax benefits, if recognized, would affect the effective tax rate. The Bank accounts for arrears interest and penalties in income tax expense. The total amount of interest and penalties recognized in the Consolidated Balance Sheet at November 1, 2007 was $22 million. For the six months ended April 30, 2008, interest and penalties of $40 million were accrued.

The Bank does not expect significant changes in the total amount of unrecognized tax benefits to occur within the next 12 months. The Bank operates in Canada, the U.S. and other tax jurisdictions, and various years ranging from 2000 to 2007 remain subject to examination by tax authorities.

Future accounting changes

Pension and Other Postretirement Plans
FASB Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans
Effective November 1, 2008, the standard also requires that the date at which the benefit obligation and plan assets are measured should be the fiscal year-end date. As a result, the Bank will no longer be permitted to measure its defined benefit plan up to three months earlier than the financial statement date. The Bank is in the process of assessing the impact of this guidance on the Bank’s Consolidated Financial Statements. Other provisions of this standard were adopted by the Bank on October 31, 2007.

Fair Value Measurements
Effective November 1, 2008, the Bank will be required to adopt the FASB Statement No.157, Fair Value Measurements. This accounting standard provides a framework for measuring fair value, which will primarily impact the Bank’s fair value measurements relating to financial instruments. The guidance will also require additional disclosures. The Bank is in the process of assessing the impact of this guidance on the Bank’s Consolidated Financial Statements.

Fair Value Option for Financial Assets and Financial Liabilities
The Bank will be permitted to measure eligible financial instruments at fair value using the fair value option outlined in FASB Statement No.159, The Fair Value Option for Financial Assets and Financial Liabilities. This standard will be adopted by the Bank effective November 1, 2008. The Bank is in the process of assessing the impact of this standard on the Bank’s Consolidated Financial Statements.

Business Combinations
FASB Statement No. 141 (revised), Business Combinations, retains the fundamental concepts of FASB statement No. 141 that requires purchase method of accounting and identification of an acquirer for all business combinations. The significant accounting changes required by this standard are: (i) the equity shares issued as purchase consideration should be valued at the acquisition date fair value instead of the deal announcement date; (ii) acquirer should record 100% step-up to fair value for all assets and liabilities, including the non-controlling interest and goodwill is recorded as if a 100% interest was acquired; (iii) acquisition and restructuring costs should be expensed when incurred instead of being capitalized as part of purchase consideration; and (iv) contingent consideration should be recognized on the acquisition date at the fair value with the changes in the fair value recorded in income. The Bank is required to adopt the standard on a prospective basis effective from November 1, 2009. The Bank is in the process of assessing the impact of this standard on the Bank’s Consolidated Financial Statements.

Non-controlling Interests in Subsidiaries
FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, provides guidance for accounting and reporting of non-controlling interests in subsidiaries. This standard requires that the non-controlling interests in subsidiaries should be separately presented as part of shareholders’ equity and the amount of consolidated net income attributable to the controlling and to the non-controlling interests identified and presented on the face of the consolidated statement of income. Under this standard, increase and decrease in the non-controlling interests will be accounted for as equity transaction. Deconsolidation of a subsidiary will result in gain/loss recognition measured using the fair value of retained non-controlling interest, and the retained non-controlling interest should be measured initially at fair value. The Bank is required to adopt the standard on a prospective basis effective from November 1, 2009. The Bank is in the process of assessing the impact of this standard on the Bank’s Consolidated Financial Statements.

Disclosures about Derivative Instruments and Hedging Activities
FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133, requires enhanced disclosures about derivative instruments and hedged items that are accounted for under FASB Statement No. 133. This standard is effective for the Bank for the quarter  beginning  on February 1, 2009. The Bank is in the process of assessing the impact of this standard on the Bank’s Consolidated Financial Statements.

The Hierarchy of U.S. Generally Accepted Accounting Principles
FASB Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles, identifies the sources of accounting principles and provides a GAAP hierarchy for selecting the principles to be used in the preparation of financial statements that are presented in conformity with U.S. GAAP. The effective date for the standard is yet to be determined. The Bank is in the process of assessing the impact of this standard on the Bank’s Consolidated Financial Statements.

Comparative amounts

Certain comparative amounts have been reclassified to conform to the current period’s presentation.